500 Cummings Center Beverly, MA 01915 1.978.619.1300 www.atni.com

July 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ATN International, Inc. Form 10-K for the fiscal year ended December 31, 2023

File No. 001-12593

To Whom it May Concern:

On behalf of ATN International, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated July 17, 2024, relating to the above referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2023

Item 9A. Controls and Procedures, page 59.

1.	You disclose that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2023; however, you do not to include a statement as to whether or not internal control over financial reporting is effective. Please amend your filing to include this disclosure. Refer to Item 308(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Form 10-K to clarify in Item 9A that management concluded that its internal control over financial reporting was effective at the end of the fiscal year. The Company inadvertently omitted from the Form 10-K the following statement:

“Based on its assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.”

Language included in Item 9A of the Form 10-K made clear that the effectiveness of the Company’s internal controls over financial reporting was assessed as of December 31, 2023, using the criteria set forth by the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Additionally, the Form 10-K certifications of the Company’s principal executive officer (Exhibit 31.1) and its principal financial officer (Exhibit 31.2) each state that they have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

Without minimizing the appropriateness of promptly amending the Form 10-K to add the omitted sentence, the Company believes that, based upon the foregoing disclosures included in the Form 10-K, reasonable users of the Form 10-K would have believed that the required assessment had been completed and that the internal control was deemed to be effective as of the end of the fiscal year.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact Mary Mabey, the Company’s General Counsel, at mmabey@atni.com.

Regards,

ATN INTERNATIONAL, INC.

By:	/s/ Carlos R. Doglioli
Name:	Carlos R. Doglioli
Title:	Chief Financial Officer